SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                              FORM 11-K


(MARK ONE)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                 OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
     EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM     TO
                                                         ---    ---

                     COMMISSION FILE NUMBER   0-22662


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                     UNITED VIDEO SATELLITE GROUP,INC.
                              401(k) PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              TV GUIDE, INC.
                   7140 S. Lewis Avenue, Tulsa, OK  74136
                             (918) 488-4000

                     UNITED VIDEO SATELLITE GROUP, INC.
                               401(k) Plan

                           Financial Statements
                        and Supplemental Schedules


                             TABLE OF CONTENTS


                                                                 Page

Independent Auditors' Report                                       2

Financial Statements:

  Statements of Net Assets Available for Benefits -
    December 31, 1998 and 1997                                     3

  Statements of Changes in Net Assets Available for Benefits -
    Years Ended December 31, 1998 and 1997                         4

  Notes to Financial Statements                                   5-11



                                                               Schedule
Line 27a -
  Schedule of Assets Held for Investment Purposes -
    December 31, 1998                                              1

Line 27d -
  Schedule of Reportable Transactions - Year Ended
    December 31, 1998                                              2



All other schedules required for 1998 by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as they are inapplicable or not required.

                     INDEPENDENT AUDITORS' REPORT



To the Plan Administrator
United Video Satellite Group, Inc. 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of United Video Satellite Group, Inc. 401(k) Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998 and the schedule of reportable transactions for the year ended December 31, 1998, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                     KPMG LLP
Tulsa, Oklahoma
May 14, 1999

                     UNITED VIDEO SATELLITE GROUP, INC.
                                401(k) PLAN

            Statements of Net Assets Available for Benefits
                       December 31, 1998 and 1997


                                                 1998           1997
                                                 ----           ----

Assets
------

Cash                                        $        --    $     1,119
Investments at fair value:
  Money market funds                          1,484,555      1,132,612
  Common/collective trust funds               8,508,019      6,414,111
  Mutual funds                                9,187,752      6,954,771
  Common stock of TV Guide, Inc.
    (formerly United Video
    Satellite Group, Inc.)                      717,430        239,862
  Participant loans                             302,848        270,825
                                            -----------    -----------
    Total investments                        20,200,604     15,012,181

Receivables:
  Employee contributions receivable             180,265        135,198
  Employer contributions receivable             141,211        102,771
  Accrued income                                  3,000             --
                                            -----------    -----------
    Total receivables                           324,476        237,969
                                            -----------    -----------
                                             20,525,080     15,251,269

Liabilities
-----------

Unallocated forfeitures                              --         89,780
                                            -----------    -----------
Net assets available for benefits           $20,525,080    $15,161,489
                                            ===========    ===========


             See accompanying notes to financial statements.

                UNITED VIDEO SATELLITE GROUP, INC.
                             401(k) PLAN

                  Statements of Changes in Net Assets
                         Available for Benefits

                Years Ended December 31, 1998 and 1997


                                                 1998           1997
                                                 ----           ----
Additions to net assets available for
  benefits attributed to:

    Investment income:
      Net appreciation in fair value
        of investments                      $ 3,180,934    $ 2,066,525
      Interest                                   29,862         18,763
      Dividends                                 561,808        714,002
                                            -----------    -----------
        Total investment income               3,772,604      2,799,290

    Contributions:
      Employee contributions                  1,990,159      1,821,012
      Employer contributions                  1,176,375        950,244
                                            -----------    -----------
        Total contributions                   3,166,534      2,771,256
                                            -----------    -----------
          Total additions                     6,939,138      5,570,546

Deductions from net assets available
  for benefits attributed to:
    Benefits paid to participants             1,548,428      2,843,275
    Other, net                                   27,119        100,175
                                            -----------    -----------
          Total deductions                    1,575,547      2,943,450
                                            -----------    -----------
Net increase in net assets
  available for benefits                      5,363,591      2,627,096

Net assets available for benefits:
  Beginning of year                          15,161,489     12,534,393
                                            -----------    -----------

  End of year                               $20,525,080    $15,161,489
                                            ===========    ===========

            See accompanying notes to financial statements.

                 UNITED VIDEO SATELLITE GROUP, INC.
                             401(k) PLAN

                     Notes to Financial Statements
                      December 31, 1998 and 1997



(1)  Description of Plan

     The following description of the Plan provides only general information. Participants should refer to the 401(k) Plan ("the Plan") document for a more complete description of the Plan's provisions.

     (a)  General

          The Plan is a defined contribution plan covering substantially all employees of United Video Satellite Group, Inc. (the "Company") who have completed one year of service and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974(ERISA). The Plan sponsor is TV Guide, Inc. (formerly United Video Satellite Group, Inc.) See Note 8.


     (b)  Contributions

          In 1997, participants could elect to contribute, through payroll deductions, from 1% to 12% of pre-tax compensation, as defined by the Plan, subject to annual limitations outlined by the Internal Revenue Service. Effective January 1, 1998, the Plan was amended to allow participants to contribute up to 15% of pre-tax compensation. Eligible employees may make a rollover contribution to the Plan of all or any portion of eligible rollover distributions as defined by the Plan. The Company may make a matching contribution of an amount equal to a designated percentage rate of each participant's contribution of pre-tax compensation. The Company's matching percentage shall be determined by the Company and announced prior to the beginning of the Plan year. For the years ended December 31, 1998 and 1997, the Company matched 100% of the first 4% of each participant's contribution of pre-tax compensation. For any Plan year, additional matching contributions can be made at the discretion of the Company.


     (c)  Participant Accounts

          Each participant's account is credited with the participant's contributions, the Company's matching contributions, and an allocation of the Plan's earnings. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company matching contributions. The benefit to which a participant is entitled is the vested balance in the participant's account. Unallocated forfeitures are reflected in the accompanying financial statements as a reduction of net assets available for benefits.

                 UNITED VIDEO SATELLITE GROUP, INC.
                             401(k) PLAN

                Notes to Financial Statements, Continued


     (d)  Vesting

          Participants are immediately vested in their contributions plus actual earnings thereon. Vesting for the Company matching contributions is at a rate of 20% per year beginning after the employee's first full year of service with an additional 20% for the next four years achieving 100% vesting at five years of credited service. Participants become fully vested in the Company matching contributions upon retirement or in the event of death or disability.

     (e)  Investment Options

          Upon enrollment in the Plan, a participant may direct employer and employee contributions in 1% increments to the available investment options. Participants may change their investment options and transfer balances between existing investments on a daily basis. A description of each investment option follows:

            Merrill Lynch Retirement Reserves Fund -- invests in short-term money market securities such as U.S. Government and agency securities, bank certificates of deposit and banker's acceptances, commercial paper and repurchase agreements to seek current income, preservation of capital and liquidity.

            Merrill Lynch Investment Grade Corporate Bond Fund -- invests at least 65% of its assets in high quality corporate debt. This portfolio invests primarily in securities rated "A" or better.

            Merrill Lynch Equity Index Trust -- invests in an attempt to duplicate the investment results of the S&P 500 Index by holding all 500 stocks in approximately the same proportions as they are represented in the S&P Index.

            Merrill Lynch Capital Fund -- invests primarily in equity securities of high quality large-cap companies, corporate bonds and money market securities in an effort to diversify its investments.

            Merrill Lynch Technology Fund -- invests in equities of technology companies domiciled in developed markets including computer productions, communications, consumer electronics, electronic components, factory and office automation and in other companies substantially involved in the more general field of technology. The fund will not invest more than 25% of its total assets in any one industry.

            Aim Value Fund -- invests primarily in equity securities of companies that are believed to be undervalued relative to current or projected earnings of the companies issuing the securities, or relative to the current market value of the assets owned by the Company. The fund may invest up to 25% of its assets in foreign securities.

            Aim Equity Constellation Fund -- invests largely in common stocks, emphasizing small to medium-sized emerging growth companies that have experienced above-average and consistent earnings growth or companies that are currently experiencing a dramatic increase in profits.

            Seligman Communications and Information Fund -- invests in a diversified portfolio of common stocks of both domestic and foreign companies that provide products and services in communications, information and other technology-related industries.

                    UNITED VIDEO SATELLITE GROUP, INC.
                               401(k) PLAN

                Notes to Financial Statements, Continued




            Templeton Foreign Fund -- invests in stocks and debt securities of companies and governments outside the United States. It maintains a flexible investment policy allowing it to invest in all types of securities and in any foreign country, developed or under-developed.

            TV Guide (formerly United Video) Stock Fund -- invests primarily in shares of TV Guide, Inc. (formerly United Video Satellite Group, Inc.). A participant may not invest more than 20% of his or her contributions in this fund and may not transfer assets from other funds resulting in his or her investment in this fund to exceed 20% of the value of his or her accounts. A participant may continue to invest his or her contributions in this fund and no reduction in the participant's interest in this fund will be required if subsequent changes in the value of the various funds result in the participant's investment in this fund exceeding the percentage limit.

          Effective June 1, 1997, assets held in the Merrill Lynch Technology Fund were transferred to the Seligman Communications and Information Fund. The Seligman Communications and Information Fund seeks capital appreciation by investing in a diversified portfolio of common stocks of both domestic and foreign companies that provide products and services in communications, information and other technology-related industries. After June 1, 1997, the Merrill Lynch Technology Fund was no longer an available investment option.

     (f)  Payment of Benefits

          Upon separation of service due to termination, death, disability or retirement, participants can elect to leave their account balance within the Plan until minimum distribution payments are required by law or elect to receive either a lump sum distribution of their account or, if their account balance is greater than $5,000, equal periodic payments over a designated period in accordance with current tax regulations.

     (g)  Participant Loans

          Under certain circumstances, participants may borrow from their accounts up to a maximum of $50,000 or 50% of their vested account balance. Loan terms are not to exceed five years (10 years for the purchase of a principal residence). The loans are secured by the balance in the participant's account and bear interest at the prime rate published in the Wall Street Journal on the last business day of the month prior to the date the loan is funded plus 1%. Principal and interest are repaid by the participant in accordance with the Plan document.

                    UNITED VIDEO SATELLITE GROUP, INC.
                              401(k) PLAN

                Notes to Financial Statements, Continued


     (h)  Administrative Expenses

          The Company may elect to pay all administrative expenses of the Plan. Administrative expenses not paid by the Company are paid from Plan assets. All administrative expenses were paid by the Company in 1998 and 1997.


(2)  Summary of Accounting Policies

     (a)  Basis of Presentation

          The accompanying financial statements of the Plan have been prepared on an accrual basis of accounting.

     (b)  Investment Valuation

          The Plan's investments are stated at fair value, based on quoted market prices. The participant loans are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade date basis.

          In the Statement of Changes in Net Assets Available for
          Benefits, the Plan presents the net appreciation
          (depreciation) of the fair value of its instruments. This consists of realized gains or losses and unrealized appreciation (depreciation) of those investments.

     (c)  Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     (d)  Payment of Benefits

          Benefits are recorded when paid.

     (e)  Concentration of Credit Risk

          Financial instruments which potentially subject the Plan to concentrations of credit risk consist of cash, participant loans, corporate bonds, commercial paper, government bonds and fixed income securities. Such credit risk is considered by management to be limited due to the diversity of investments and the financial stability of the institutions. Generally, the Plan does not require collateral with respect to its investments.

                  UNITED VIDEO SATELLITE GROUP, INC.
                             401(k) PLAN

                Notes to Financial Statements, Continued



(3)  Investments

     The following table presents the fair values of individual investments at December 31, 1998 and 1997:

                                                 1998           1997
                                                 ----           ----

       Merrill Lynch Retirement Reserves
         Fund; 1,484,555 shares at $1.00
         per share and 1,132,612 shares at
         $1.00 per share at December 31,
         1998 and 1997, respectively         $ 1,484,555    $ 1,132,612
       Merrill Lynch Equity Index Trust;
         101,380 shares at $83.92 per
         share and 98,113 shares at
         $65.38 per share at December 31,
         1998 and 1997, respectively           8,508,019      6,414,111
       Merrill Lynch Investment Grade
         Corporate Bond Fund; 136,557
         shares at $11.67 per share and
         135,857 shares at $11.49 per
         share at December 31, 1998
         and 1997, respectively                1,593,622      1,560,993
       Merrill Lynch Capital Fund;
         17,795 shares at $34.36 per
         share and 15,789 shares at
         $34.46 per share at December 31,
         1998 and 1997, respectively             611,440        544,103
       Aim Value Fund; 107,845 shares
         at $40.19 per share and 95,846
         shares at $32.42 per share at
         December 31, 1998 and 1997,
         respectively                          4,334,298      3,107,337
       Aim Equity Constellation Fund;
         38,722 shares at $30.52 per
         share and 30,779 shares at
         $26.38 per share at December 31,
         1998 and 1997, respectively           1,181,780        811,960
       Templeton Foreign Fund; 68,317
         shares at $8.39 per share and
         45,216 shares at $9.95 per
         share at December 31, 1998 and
         1997, respectively                      573,178        449,904
       Seligman Communications Fund;
         29,074 shares at $30.73 per
         share and 20,666 shares at
         $23.25 per share at December
         31, 1998 and 1997, respectively         893,434        480,474
       TV Guide, Inc. (formerly United
         Video Satellite Group, Inc.)
         Class A Common Stock; 30,367
         shares at $23.63 per share
         and 16,686 shares at $14.38
         per share at December 31,
         1998 and 1997, respectively             717,430        239,862
       Participant loans                         302,848        270,825
                                             -----------     ----------
                                             $20,200,604    $15,012,181
                                             ===========    ===========

                   UNITED VIDEO SATELLITE GROUP, INC.
                             401(k) PLAN

                Notes to Financial Statements, Continued


     The following schedule presents the net appreciation in fair value for each significant class of investment for the years ended
     December 31, 1998 and 1997:

                                                 1998           1997
                                                 ----           ----

       Common/collective trust funds          $1,876,102   $1,726,422
       Mutual funds                            1,062,653      262,384
       Common stock                              242,179       77,719
                                              ----------     --------
                                              $3,180,934   $2,066,525
                                              ==========   ==========

(4)  Internal Revenue Service Status

     The Plan obtained its latest determination letter on June 26, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter to comply with changes in the law. The Plan has not applied for a new determination letter. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

(5)  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

(6)  Reconciliation of Financial Statements to Form 5500

     There were no differences between the 1998 and 1997 financial statements and the amounts reported in Form 5500.

(7)  Year 2000 (unaudited)

     The Plan could be adversely affected if the computer systems and those of service providers used by the Plan or the Trustee do not properly process and calculate date related information from and after January 1, 2000. This is commonly known at the "Year 2000 Problem". The Company is taking steps that it believes are reasonably designed to address the Year 2000 Problem with respect to the computer systems that it uses and to obtain satisfactory assurances that comparable steps are being taken by each of the Plan's other major service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any material adverse effect on the Plan's activities and, accordingly, its net assets available for benefits and changes therein.

(8)  Subsequent Event

     On March 1, 1999, the Company acquired the stock of certain corporations which publish TV Guide Magazine and other printed television program listings guides in exchange for cash and the Company's stock. In conjunction with the transaction, the Company's name was changed to TV Guide, Inc.

     The Company intends to amend the Plan in 2000 to reflect the Company's name change. In conjunction with the name change, the former TV Guide Magazine and other employees currently participating in the TV Guide Savings Plan will become participants in the Plan.

(9)  Separate Option Allocation

     The amount of net assets available for benefits at the beginning of the year and changes in net assets during the year, allocated by separate investment option, is as follows:





                                                      Merrill
                          Merrill                     Lynch
                          Lynch         Merrill       Investment    Merrill     Merrill
                          Retirement    Lynch         Grade         Lynch       Lynch
                          Reserves      Equity        Corporate     Capital     Technology
                          Fund          Index Trust   Bond Fund     Fund        Fund



Net assets available for
 benefits, December 31,
 1996                     $ 1,089,412   $ 5,594,390   $ 1,781,179   $  249,604  $ 123,228

Investment income:
  Net appreciation
  (depreciation) in fair
  value of investments             --     1,726,741        19,793       34,394     21,534
  Interest                      1,616         8,730         1,693          166         66
  Dividends                    63,164            --       100,609       40,121         --
                          -----------   -----------   -----------   ----------  ---------
   Total investment
     income                    64,780     1,735,471       122,095       74,681     21,600

Contributions:
  Employee contributions      107,100       443,327       116,754      153,168     17,943
  Employer contributions       71,109       256,691        70,593       54,181      9,137
                          -----------   -----------   -----------   ----------  ---------
   Total contributions        178,209       700,018       187,347      207,349     27,080
                          -----------   -----------   -----------   ----------  ---------
    Total additions           242,989     2,435,489       309,442      282,030     48,680

Benefits paid to
  participants             (1,099,004)     (914,131)     (242,297)     (22,386)    (2,403)
Other, net                    (33,964)           --            --           --         --
                          -----------   -----------   -----------   ----------  ---------
    Total deductions       (1,132,968)     (914,131)     (242,297)     (22,386)    (2,403)

Interfund transfers           933,179      (701,637)     (287,331)      34,855   (169,505)
                          -----------   -----------   -----------   ----------  ---------

Net change in net assets
  available for benefits       43,200       819,721      (220,186)     294,499   (123,228)
                          -----------   -----------   -----------   ----------  ---------

Net assets available for
  benefits, December 31,
  1997                      1,132,612     6,414,111     1,560,993      544,103         --
                          -----------   -----------   -----------   ----------  ---------



Investment income:
  Net appreciation
  (depreciation) in fair
  value of investments             --     1,876,008        24,774       (7,530)       --
  Interest                      2,486        11,561         2,930          205        --
  Dividends                    62,438            --        93,972       38,075        --
                          -----------   -----------   -----------   ----------  --------
   Total investment
     income                    64,924     1,887,569       121,676       30,750        --

Contributions:
  Employee contributions      191,176       463,371       138,400      135,923        --
  Employer contributions       85,956       272,608        81,216       83,255        --
                          -----------   -----------   -----------   ----------
   Total contributions        277,132       735,979       219,616      219,178        --
                          -----------   -----------   -----------   ----------
    Total additions           342,056     2,623,548       341,292      249,928        --

Benefits paid to
  participants               (263,551)     (464,764)     (183,257)     (92,962)       --
Other, net                   (117,549)          263            --           --        --
                          -----------   -----------   -----------   ----------
    Total deductions         (381,100)     (464,501)     (183,257)     (92,962)       --

Interfund transfers           390,987       (65,139)     (125,406)     (89,629)       --
                          -----------   -----------   -----------   ----------

Net change in net assets
  available for benefits      351,943     2,093,908        32,629       67,337        --
                          -----------   -----------   -----------   ----------

Net assets available for
  benefits, December 31,
  1998                    $ 1,484,555   $ 8,508,019   $ 1,593,622   $  611,440  $     --
                          ===========   ===========   ===========   ==========  ========






             Aim                                       TV
Aim          Equity         Templeton   Seligman       Guide       Participant
Value        Constellation  Foreign     Communications Stock       Loan
Fund         Fund           Fund        Fund           Fund        Fund        Cash        Unallocated   Totals





$ 2,504,066  $  566,158     $ 260,463          --      $ 85,430    $ 180,042   $ 3,222     $ 97,199      $12,534,393




    281,576      27,276       (29,305)    (93,212)       77,728           --        --           --        2,066,525
      5,524         410           127         205           226           --        --           --           18,763
    313,911      57,415        46,287      92,495            --           --        --           --          714,002
-----------  ----------     ---------   ---------      --------    ---------   -------     --------      -----------

    601,011      85,101        17,109        (512)       77,954           --        --           --        2,799,290


    409,409     227,988       157,194      78,575        48,010           --        --       61,544        1,821,012
    203,597     105,037        66,571      34,031        24,245           --        --       55,052          950,244
-----------  ----------     ---------   ---------      --------    ---------   -------     --------      -----------
    613,006     333,025       223,765     112,606        72,255           --        --      116,596        2,771,256
-----------  ----------     ---------   ---------      --------    ---------   -------     --------      -----------
  1,214,017     418,126       240,874     112,094       150,209           --        --      116,596        5,570,546


   (348,736)   (101,035)      (57,386)     (6,548)      (29,350)     (17,462)   (2,537)          --       (2,843,275)
         --          --            --          --            --       (1,039)      400      (65,572)        (100,175)
-----------  ----------     ---------   ---------      --------    ---------   -------     --------      -----------
   (348,736)   (101,035)      (57,386)     (6,548)      (29,350)     (18,501)   (2,137)     (65,572)      (2,943,450)

   (262,010)    (71,289)        5,953     374,928        33,573      109,284        34          (34)              --
-----------  ----------     ---------   ---------      --------    ---------   -------     --------      -----------


    603,271     245,802       189,441     480,474       154,432       90,783    (2,103)      50,990        2,627,096
-----------  ----------     ---------   ---------      --------    ---------   -------     --------      -----------



  3,107,337     811,960       449,904     480,474       239,862      270,825     1,119      148,189       15,161,489
-----------  ----------     ---------   ---------      --------    ---------   -------     --------      -----------



    796,090     143,442       (97,911)    203,877       242,184           --        --           --        3,180,934
      7,400         677           285         826           492           --        --        3,000           29,862
    270,744      28,779        57,878       9,922            --           --        --           --          561,808
-----------  ----------     ---------   ---------      --------    ---------   -------     --------      -----------

  1,074,234     172,898       (39,748)    214,625       242,676           --        --        3,000        3,772,604


    376,289     238,893       152,269     193,457        94,402           --        --        5,979        1,990,159
    213,534     132,576        77,700     102,705        49,331           --        --       77,494        1,176,375
-----------  ----------     ---------   ---------      --------    ---------   -------     --------      -----------
    589,823     371,469       229,969     296,162       143,733           --        --       83,473        3,166,534
-----------  ----------     ---------   ---------      --------    ---------   -------     --------      -----------
  1,664,057     544,367       190,221     510,787       386,409           --        --       86,473        6,939,138


   (243,400)   (118,810)      (80,974)    (60,616)      (26,430)     (12,981)     (683)          --       (1,548,428)
        263         263            --          --           263           --      (402)      89,780          (27,119)
-----------  ----------     ---------   ---------      --------    ---------   -------     --------      -----------
   (243,137)   (118,547)      (80,974)    (60,616)      (26,167)     (12,981)   (1,085)      89,780       (1,575,547)

   (193,959)    (56,000)       14,027     (37,211)      117,326       45,004       (34)          34               --
-----------  ----------     ---------   ---------      --------    ---------   -------     --------      -----------


  1,226,961     369,820       123,274     412,960       477,568       32,023    (1,119)     176,287        5,363,591
-----------  ----------     ---------   ---------      --------    ---------   -------     --------      -----------



$ 4,334,298  $1,181,780     $ 573,178   $ 893,434      $717,430    $ 302,848   $    --     $324,476      $20,525,080
===========  ==========     =========   =========      ========    =========   =======     ========      ===========




                        SUPPLEMENTAL SCHEDULES


                                                            Schedule 1


                   UNITED VIDEO SATELLITE GROUP, INC.
                             401(k) PLAN

                   Line 27a - Schedule of Assets Held
                        For Investment Purposes

                            December 31, 1998



Column (a)     Column (b)                       Column (c)            Column (d)  (Column (e)

                                                Description of
                                                Investment Including
Party-in-                                       Maturity Date, Rate
Interest       Identity of Issue, Borrower,     of Interest, Par or               Current
Identification Lessor, or Similar Party         Maturity Value        Cost        Value


      *        Merrill Lynch:
                 Retirement Reserves Fund       Money market          $ 1,484,555 $ 1,484,555
                 Equity Index Trust             Common/collective
                                                  trust                 6,751,624   8,508,019
                 Investment Grade Corporate
                   Bond Fund                    Mutual fund             1,572,070   1,593,622
                 Capital Fund                   Mutual fund               616,680     611,440
               Aim:
                 Value Fund                     Mutual fund             3,596,499   4,334,298
                 Equity Constellation Fund      Mutual fund             1,044,680   1,181,780
               Templeton Foreign Fund           Mutual fund               662,767     573,178
               Seligman Communications Fund     Mutual fund               717,119     893,434
      *        TV Guide, Inc. (formerly
                 United Video Satellite Group,
                 Inc.) Class A Common Stock     Common stock              502,730     717,430
      *        Participant Loans                (7%-10%)                  302,848     302,848
                                                                      ----------  -----------
                                                                      $17,251,572 $20,200,604
                                                                      =========== ===========



* Party-in-Interest

                                                           Schedule 2


                 UNITED VIDEO SATELLITE GROUP, INC.
                            401(k) PLAN

           Line 27d - Schedule of Reportable Transactions

                   Year Ended December 31, 1998



Column (a)     Column (b)                 Column (c)    Column (d)   Column (e) Column (f)     Column (g)   Column (h)    Column (i)

                                                                                Expense                     Current Value
Identity                                                                        Incurred                    of Asset on
of Party       Description                Purchase      Selling      Lease      With           Cost of      Transaction   Net Gain
Involved       of Assets                  Price         Price        Rental     Transaction    Asset        Date          (Loss)



Merrill Lynch  Merrill Lynch:
  Trust          Retirement Reserves Fund $1,100,822    $       --   $    --    $    --        $1,100,822   $1,100,822    $     --
  Companies      Retirement Reserves Fund         --       748,879        --         --           748,879      748,879          --
                 Equity Index Trust Fund   1,378,579            --        --         --         1,378,579    1,378,579          --
                 Equity Index Trust Fund          --     1,160,678        --         --           826,914    1,160,678     333,764
                 Investment Grade
                   Corporate Bond Fund       406,144            --        --         --           406,144      406,144          --
                 Investment Grade
                   Corporate Bond Fund            --       393,907        --         --           385,671      393,907       8,236
Merrill Lynch  AIM:
  Trust          Value Fund                1,025,627            --        --         --         1,025,627    1,025,627          --
  Companies      Value Fund                       --       594,751        --         --           485,404      594,751     109,347
                 Equity Constellation
                   Fund                      538,045            --        --         --           538,045      538,045          --
                 Equity Constellation
                   Fund                           --       311,667        --         --           296,941      311,667      14,726
                 Seligman Communications
                   Fund                      698,189            --        --         --           698,189      698,189          --
                 Seligman Communications
                   Fund                           --       489,106        --         --           507,785      489,106      (18,679)




                             SIGNATURE



     The Plan.   Pursuant to the requirements of the Securities
Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               UNITED VIDEO SATELLITE GROUP, INC.
                                          401(k) Plan





DATE:  June 29, 1999           By:     /s/ Peter C. Boylan III
                                    ------------------------------
                                          Peter C. Boylan III
                                    Member, United Video Satellite
                                       Group, Inc. 401(k) Plan
                                       Administrative Committee

                             EXHIBIT INDEX


Exhibit
Number                     Description
-------                    ------------

  23         Consent of KPMG LLP